

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

December 15, 2015

Joseph Onyero
Chief Executive Officer
Bebuzee Ltd.
30 Avenue Road
Bournemouth, BH2 5SL
United Kingdom

> **Re: Bebuzee Ltd.**
> **Amendment No. 4 to Registration Statement on Form F-1**
> **Filed December 15, 2015**
> **File No. 333-206577**

Dear Mr. Onyero:

Our preliminary review of your registration statement indicates that the consent from your independent accountant does not refer to the correct audit reports included therein. Specifically, there is no consent for the inclusion of their report on the financial statements of Bezubee Limited for the year ended March 31, 2015 and 2014. Therefore, we will not perform a detailed examination of the registration statement and we will not issue comments. We suggest that you consider filing a substantive amendment to correct this deficiency.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services